             NN, Inc.
             Corporate Office                                                                                                                                                                            www.nnbr.com
                   2000 Waters Edge Drive ● Building C, Suite 12 ● Johnson City, TN  37604
         423-743-9151 ■  fax: 423-743-2670

February 25, 2008

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549

Re:	NN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
File No. 000-23486

Dear Mr. O’Brien

On behalf of NN, Inc. (the “Company” or the “Registrant”), this letter is intended to respond to the comments received from the Staff of the Securities and Exchange Commission by letter dated January 14, 2008, to Mr. James H. Dorton, with respect to the above-referenced filings of the Registrant.

The following discussion is intended to respond to Staff comments made in the January 14, 2008 letter (the “Letter”).  The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter.

Form 10-K for the Fiscal Year ended December 31, 2006

General

Comment 1.      We appreciate your acknowledgement to the three bullet points signed by your outside counsel at the end of your response letter.  However, this acknowledgement should be signed by an executive of the Company.  Please resubmit your acknowledgement to the three bullet points accordingly.

Response 1.      Please see the signed acknowledgement of this letter by James H. Dorton, Chief Financial Officer of the Company, of the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

16) Commitments and Contingencies, page 60

Comment 2.  We note your response to our prior comment 6 and your disclosure in Note 16 in your Form 10-Q that on June 20, 2007, you were named as a potentially responsible party for the potential clean up of a former waste recycling facility.  We further note your response states you had limited information regarding the probability of the potential claim, so it is unclear how you determined that a material loss contingency is remote.  Please clarify how you made this determination, provide us with an update of the status of the contingency, and ensure that you expand disclosure in future filing, to include the required disclosure of SFAS 5, SAB Topic 5: Y and SOP 94-6, as applicable.

Response 2.

As noted to you in our previous response, at the time the Quarterly Report for the quarter ended September 30, 2007 was filed, the Company had limited information regarding the probability and amount of the potential claim related to the waste recycling facility.  Additionally, the Company believed then, as now, that the possibility of a material loss is remote based upon the information below.   The amount is neither reasonably estimable nor probably, so the company continues to believe that it would be inappropriate to establish a contingency.

The Company has contributed to an escrow fund along with 42 other potentially responsible parties for the purpose of addressing the environmental issues at the facility.  The Company’s contribution to the escrow account was approximately $22,500.  The contributions by the potentially responsible parties to the escrow account were divided equally among the parties, with an agreement to re-allocate total contribution owed once the work has been completed.  The re-allocation of contribution owed will be based on either or both of (1) the volume of waste sent to the facility by each potentially responsible party, or (2) based on the toxicity of the waste.  The Company believes its contribution, if any, would be approximately 1.083% or less of the volume of waste sent to the facility, based on information provided to the Company by the Environmental Protection Agency (“EPA”).  The Company also asserts that its waste was non-hazardous. A Remedial Investigation and Risk Assessment funded by the escrowed amount was submitted to the Agency in December 2007.  The EPA will review the Report and notify the parties whether further assessment or remediation is required.  Accordingly, the Company does not believe its share of the clean-up will be material since its contribution to the problem was minimal.  In addition, besides the 42 already recognized potentially responsible parties, there are a number of other parties who could be named and be required to pay a portion of the clean-up costs.

While the process of establishing the amount of any liability and assigning any such liability to the companies on the list of potentially responsible parties is ongoing, and, the company continues to participate with the other named parties, no fact has come to our attention that would allow us to determine whether we have any liability.  Based on the information listed above, we do not believe that we have any material liability in this matter, but we do not know when a final determination might be made.

In future filings, the Company will update the status of the contingency and expand its disclosure in compliance with SFAS 5, SAB Topic 5:Y and SOP 94-6, as applicable.

Item 11.  Executive Compensation, page 64 – Incorporated by Reference from Proxy Statement

Comment 3.       Please confirm that you will disclose your responses to prior comments 9 and 11 in future filings.

Response 3.       In future filings, Registrant will disclose information provided in responses to prior comments 9 and 11 on “formal compensation policies” and on “net income and other goals utilized for bonuses.”

Form 10-Q for the quarter Ended September 30, 2007

Note 2.  Restructuring and impairment Charges, page 6.

Comment 4.        We have reviewed your response to our prior comment 15, which describes your impairment testing under SFAS 144.  Please clarify the level at which you have grouped assets for testing and tell us how you have complied with paragraphs 10 through 14 and B44 through B47 of SFAS 144.  Additionally, tell us how you estimated the future cash flows used in your testing and how your estimates comply with paragraphs 16-21 of SFAS 144.  Please consider providing supplementally a copy of your impairment test.

Response 4.

For the purposes of our impairment testing of customer contract intangible assets under SFAS 144 during the second quarter of 2007 for the customer contract intangible assets of the Metal Bearing Components Segment and third quarter of 2007 for the customer relationship intangible assets of the Precision Metal Components Segment, the Registrant interpreted the asset grouping requirement of SFAS 144, paragraph 10-14 (i.e., to group assets at the lowest level for which identifiable cash flows are available for the assets tested) to mean the cash flows specific to the customer base existing at the date of the acquisition of the customer relationship intangible assets.  Management reasoned that cash flows generated by the customers for which the intangible assets were created were largely independent from the cash flows from new customers which might be added after the date of acquisition.  Based on an analysis of the cash flows grouped in this manner, the customer intangible assets were impaired, and an impairment charge of $1,933,000 was taken in the second quarter for the Metal Bearing Components Segment and an impairment charge of $5,600,000 was taken in the third quarter for the Precision Metal Components Segment (both amounts before taxes).

Upon further review prompted by questions from the SEC staff, management re-evaluated the assessment of asset groups used to determine the grouping of long-lived assets and the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities to test for impairment pursuant to SFAS 144.  After this re-evaluation, management determined that, in its assessment of whether the carrying value of its customer intangible assets was recoverable, the lowest level for which identifiable cash flows are available should have been the reporting unit level, as opposed to the customer intangible asset level originally used in the impairment testing because of the interdependency of the customer asset with the other productive assets of the reporting unit, i.e., the customer intangibles do not have independent cash flows separate from the other long-lived assets (the plant & equipment used to produce parts shipped to the customer).  Upon testing the new asset groups for recoverability, management has determined that the undiscounted cash flows over the life of the asset group exceeded the carrying amount of the asset group.  Accordingly, the previously recorded non-cash impairment charges related to the intangible assets were not supported and should be reversed.  We have determined that the Metal Bearing Component’s customer contract intangible should continue to be amortized over the remainder of its original useful life of five years and that the Precision Metal Component’s customer relationship intangible assets should be amortized over a remaining useful life of ten years, which has been revised from its originally assumed life of twenty years.

The basis of the undiscounted future cash flows used to test recoverability of the asset groups were derived from our 2008 Business Plan and our 2009-2010 strategic plans for the relevant two reporting units.  The cash flows used included only the future cash flows that are directly associated with use and eventual disposition of the assets during the assets' remaining useful life.

After discussions between management and the Audit Committee of the Board of Directors on February 20, 2008, management, at the direction of the Audit Committee, concluded that the Company should restate its previously issued financial statements for the three and six months ended June 30, 2007 and the three and nine months ended September 30, 2007.

Management believes that the net effect of adjustments that will be made in the restated financial statements will be to increase net income by $1.5 million, or $0.08 per share for the three and six months ended June 30, 2007 and to increase net income by $3.6 million, or $0.21 and $5.1 million, or $0.30 per share respectively for the three and nine months ended September 30, 2007.  Total assets and total liabilities and stockholder’s equity will increase by approximately $1.5 million for the six months ended June 30, 2007 and $5.1 million for the nine months ended September 30, 2007.

In light of the restatement of the interim financial information, the Company’s management and the Audit Committee of its Board of Directors has concluded that the previously issued financial statements for the second quarter ended June 30, 2007 and the third quarter ended September 30, 2007 should no longer be relied upon.

With regard to internal control over financial reporting, management has concluded that this matter resulted from a material weakness in its internal controls over the accounting for the impairment of long-lived assets and that its disclosure controls and procedures were ineffective as of June 30, 2007, September 30, 2007 and December 31, 2007.  However, management expects that the material weakness in internal control over financial reporting will have been fully remediated by the inclusion of enhanced procedures surrounding these calculations before the filing of its 2007 Annual Report on Form 10-K and the amended and restated 10-Q reports for the second and third quarters of 2007.

The enhanced internal control procedures actions include the addition of a key control that specifically relates to the process of analyzing cash flows when evaluating intangible assets, addition of a checklist to the quarterly closing process that highlights areas of higher risk which will be reviewed with the Audit Committee, and the formation of an enhanced Disclosure Committee made up of the Audit

Committee Chair, CEO, CFO, CAO and Corporate Controller.  The committee will review the checklist mentioned above and approve all such unusual or at-risk items, and may advise the Audit Committee to seek a third party accounting advisor to obtain further clarification if necessary.

This matter and the related issues involving internal control over financial reporting were discussed in detail with our independent auditors.

The Company will file an 8-K within the required time period informing of the pending restatements, and will file amended Forms 10-Q for these quarters as soon as practicable.

Comment 5.       We have reviewed your response to our prior comment 16 and note that you will, in future filings, include additional disclosure to fulfill the disclosure requirements of SFAS 146 paragraph 20 and SAB Topic 5P4.  Our prior comment requested that you tell us the events and decisions that gave rise to the exit cost and exit plan, and the likely effects of management’s plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur.  Therefore, we repeat our prior comment 16.

Response 5.        The Registrant is in the process of adjusting its manufacturing footprint in Western Europe.  Management  reviewed the various options related to this issue and concluded the best option was to reduce the production volume at our German  plant and transfer production to lower cost locations.  On August 9, 2007, management presented this plan to the NN Board of Directors.  The Board agreed to this course of action.  In order to facilitate this move, 19 employees at the German facility were identified for termination.  Under German law and local union rules, the notification period amounts to a year and the employees are paid a year for severance.  The payroll expense incurred during the notification period will be expensed as incurred.  The registrant recorded the severance cost to be paid after the legal notification period during the third quarter of 2007, as during this quarter management committed to the plan of action, the plan established the employees to be affected and the benefits to be paid, and the affected employees where notified of the planned reductions.  Accordingly, the Company recorded a $1.062 million severance accrual pursuant to paragraphs 8 and 10 of FAS 146.  In so doing, we established that management had the authority to approve such action and to commit to a plan of involuntary termination for the effected employees.  We listed the number of employees to be terminated, including details as to the functions and locations of those to be terminated and the expected completion date in a notice given to the union management and posted in the plant.  The union contract and German law specify the benefits that the employees would receive upon termination, and such details were available to and were well know by the affected employees.  Management believed, at that time, that the action was irrevocable and that there was little likelihood that such action would be withdrawn.  It required an extraordinary offer by the union to entice management to consider reversing this firm action.

During the fourth quarter of 2007, the German workers counsel approached management with a surprising offer to increase working hours and lower wages if management would reconsider the involuntary termination order.  Although management considered its notice final and irrevocable, the workers’ offer was compelling, and management agreed to consider it.  On January 24, 2008, management presented the workers’ offer to the NN Board of Directors.  The consensus of the Board was that the contract should be agreed to if the final terms were as presented.  On February 13, 2008, the company signed a new agreement with the German workers and rescinded the involuntary termination order. After agreeing to rescind the involuntary termination order,  the severance charge no longer meets the requirements for a restructuring accrual, and will be reversed as of the fourth quarter of 2007, as a Type 1 Subsequent Event, refining our previous estimate based on FAS 146, paragraph 12 and because the German works counsel proposal was received during the fourth quarter of 2007.

To the extent applicable to future filings, the Company will verify that disclosure required pursuant to FAS 146 will be included.

On behalf of the Registrant, I acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

                    Very truly yours,

                                                    /s/ James H. Dorton
                                                    James H. Dorton
                                                       Chief Financial Officer